# SEC Schedule 13G/A (Amendment No. 4) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Bilibili Inc., CIK 0001723690
CUSIP: G10970112, 090040106
Title of class of securities: Class Z Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 17TH FLOOR, BUILDING 3, GUOZHENG CENTER, NO. 485 ZHENGLI ROAD, YANGPU DISTRICT, SHANGHAI, China (F4), 00000
Date of event which requires filing of this statement: 09/10/2026
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0000950103-18-011950
Filed by CIK 0001293451

## Reporting persons
- Tencent Mobility Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); sole voting power 2,636,751; shared voting power 0; sole dispositive power 2,636,751; shared dispositive power 0; aggregate amount beneficially owned 2,636,751 (0.8% of the class)
  Comment: Note to Row 11: See Item 4 below.
- Tencent Holdings Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); sole voting power 13,639,108; shared voting power 0; sole dispositive power 13,639,108; shared dispositive power 0; aggregate amount beneficially owned 13,639,108 (4.1% of the class)
  Comment: Notes to Rows 5, 7, and 9: Tencent Holdings Limited beneficially owns (i) 10,954,357 Class Z Ordinary Shares held by Huang River Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited; (ii) 2,636,751 Class Z Ordinary Shares held by Tencent Mobility Limited, a wholly-owned subsidiary of Tencent Holdings Limited; and (iii) 48,000 Class Z Ordinary Shares held by China Literature Limited, a majority-owned subsidiary of Tencent Holdings Limited.
  
  Note to Row 11: See Item 4 below.

## Item 1. Issuer
Name of issuer: Bilibili Inc.
Address of issuer's principal executive offices: Building 3, Guozheng Center No. 485 Zhengli Road, Yangpu District Shanghai, 200433, the People's Republic of China

## Item 2. Person Filing
Name of person filing:
Tencent Mobility Limited
Tencent Holdings Limited
(each a "Reporting Person" and collectively the "Reporting Persons")
Address of principal business office or, if none, residence:
For both Reporting Persons:

Level 29, Three Pacific Place
No. 1 Queen's Road East
Wanchai, Hong Kong
Citizenship:
Tencent Mobility Limited: Hong Kong
Tencent Holdings Limited: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.
Percent of class:
See Row 11 of the cover page of each Reporting Person. The foregoing calculation is based on 332,010,215 Class Z Ordinary Shares issued and outstanding (excluding Class Z Ordinary Shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the issuer's share incentive plans and Class Z Ordinary Shares repurchased by the issuer) as of September 9, 2026, which number is equal to (i) 338,805,755 Class Z Ordinary Shares issued and outstanding (excluding 6,528,345 Class Z Ordinary Shares issued and reserved for future issuance upon the exercise or vesting of awards granted under the issuer's share incentive plans) as of June 30, 2026, as reported on the monthly return with The Stock Exchange of Hong Kong Limited filed as Exhibit 99.1 to the issuer's current report on Form 6-K furnished to the U.S. Securities and Exchange Commission (the "SEC") on July 8, 2026, minus (ii) 6,795,540 Class Z Ordinary Shares repurchased by the issuer on September 4, 2026, as reported on the next day disclosure return filed as Exhibit 99.3 to the issuer's current report on Form 6-K furnished to the SEC on September 8, 2026.

Tencent Holdings Limited may be deemed to beneficially own 13,639,108 Class Z Ordinary Shares, consisting of (i) 2,636,751 Class Z Ordinary Shares held by Tencent Mobility Limited, a wholly-owned subsidiary of Tencent Holdings Limited (consisting of 1,916,941 Class Z Ordinary Shares held directly and 719,810 Class Z Ordinary Shares represented by American Depositary Shares, each ADS representing one Class Z Ordinary Share); (ii) 10,954,357 Class Z Ordinary Shares (represented by American Depositary Shares, each ADS representing one Class Z Ordinary Share) held by Huang River Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited; and (iii) 48,000 Class Z Ordinary Shares held by China Literature Limited, a majority-owned subsidiary of Tencent Holdings Limited.
Sole power to vote or to direct the vote: The information required by Item 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement (Incorporated herein by reference to the Joint Filing Agreement by Tencent Mobility Limited and Tencent Holdings Limited dated as of August 14, 2026, which was previously filed with the U.S. Securities and Exchange Commission as Exhibit A to Schedule 13G Amendment No.3 filed by Tencent Mobility Limited and Tencent Holdings Limited on August 14, 2026 with respect to the Class Z ordinary shares of Bilibili Inc.)

## Signatures
- Tencent Mobility Ltd: /s/ Wang Sze Man, Name: Wang Sze Man Title: Director (09/10/2026)
- Tencent Holdings Ltd: /s/ Ma Huateng, Name: Ma Huateng Title: Director (09/10/2026)